UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: July 31, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2023

Expecting continued growth fueled by chiplet modules and HBM driven by AI

MIGDAL HAEMEK, Israel – July 31, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the second quarter ended June 30, 2023.

Highlights of the Second Quarter of 2023

•	Quarterly revenues of $73.8 million; ahead of expectations;

•	GAAP operating income of $14.9 million; non-GAAP operating income of $18.3 million, representing an operating margin of 20.2% and 24.8% respectively;

•	GAAP net income of $18.5 million and non-GAAP net income of $21.9 million;

•	Positive operating cash flow of $15.6 million.

Forward-Looking Expectations

Management expects third quarter revenues to be $77-79 million with continued growth in the fourth quarter and into 2024.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We are pleased to see the improvement in our results from the first quarter, in terms of both revenues and margins. We are particularly encouraged by the momentum in the industry and the flow of orders. In addition to our recently reported 42 system orders received, a tier one HBM (High Bandwidth Memory) manufacturer has placed an order for 10 systems, and more orders for HBM applications are in the pipeline. We expect that chiplet modules and HBM will account for over 30% of our business in 2024.

Continued Mr Amit, “This will translate into initial growth in the second half of 2023 and to a full extent in 2024, that we believe will be a record year for Camtek. The momentum is fueled by the major industry investment in AI. Camtek’s role as a key equipment supplier to the manufacturers of chiplet modules and HBM will benefit from this trend. With new technologies in the industry and the business momentum, we believe that 2024 will be an important step in reaching our next milestone of becoming a 500-million-dollar company.”

Second Quarter 2023 Financial Results

Revenues for the second quarter of 2023 were $73.8 million, a decrease of 7% compared to the second quarter of 2022.

Gross profit on a GAAP basis in the quarter totaled $35.0 million (47.4% of revenues), compared to a gross profit of $40.2 million (50.5% of revenues) in the second quarter of 2022. Gross profit on a non-GAAP basis in the quarter totaled $35.4 million (48.0% of revenues), compared to $40.5 million (50.9% of revenues) in the second quarter of 2022.

Operating profit on a GAAP basis in the quarter totaled $14.9 million (20.2% of revenues), compared to an operating profit of $20.9 million (26.2% of revenues) in the second quarter of 2022. Operating profit on a non-GAAP basis in the quarter totaled $18.3 million (24.8% of revenues), compared to $23.8 million (29.9% of revenues) in the second quarter of 2022.

Net income on a GAAP basis in the quarter totaled $18.5 million, or $0.38 per diluted share, compared to net income of $19.2 million, or $0.40 per diluted share, in the second quarter of 2022. Net income on a non-GAAP basis in the quarter totaled $21.9 million, or $0.45 per diluted share, compared to non-GAAP net income of $22.1 million, or $0.46 per diluted share, in the second quarter of 2022.

Cash and cash equivalents, short-term and long-term deposits, as of June 30, 2023 were $506.3 million compared to $492.7 million as of March 31, 2023. During the quarter, Camtek generated $15.6 million in operating cash flow.

Conference Call

Camtek will host a video conference call today via Zoom, July 31, 2023, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the call, please register using the following link, which will email the link with which to access the video call:

https://us06web.zoom.us/webinar/register/WN_pV6GHff9Se2rqbF_JJbxLw

For those wishing to listen via phone, following registration, the dial-in link will be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com
This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expected revenue for the third quarter of 2023 and full year 2023 and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the impact of any new or revised export and/or import and doing-business regulations or sanctions, such as changes in U.S. trade policies; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, and continuing or new effects as a result of the COVID-19 pandemic; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchases of our products; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude share based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2023	2022
	U.S. dollars
Assets

Current assets
Cash and cash equivalents	232,787	148,156
Short-term deposits	198,500	251,500
Trade accounts receivable, net	79,025	80,611
Inventories	61,207	65,541
Other current assets	14,998	11,156

Total current assets	586,517	556,964

Long-term deposits	75,000	79,000
Long term inventory	7,125	5,357
Deferred tax asset, net	724	1,004
Other assets, net	2,557	1,024
Property, plant and equipment, net	37,131	33,141
Intangible assets, net	602	597

Total non-current assets	123,139	120,123

Total assets	709,656	677,087

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	31,238	31,667
Other current liabilities	45,529	56,833

Total current liabilities	76,767	88,500

Long-term liabilities
Other long-term liabilities	10,198	8,748
Convertible notes	196,284	195,737
Total long-term liabilities	206,482	204,485

Total liabilities	283,249	292,985

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2023 and at December 31, 2022;
46,811,504 issued shares at June 30, 2023 and 46,505,318 at December 31, 2022;
44,719,128 shares outstanding at June 30, 2023 and 44,412,942 at December 31, 2022;	175	175
Additional paid-in capital	193,626	187,105
Retained earnings	234,504	198,720
	428,305	386,000
Treasury stock, at cost (2,092,376 shares as of June 30, 2023 and December 31, 2022)	(1,898)	(1,898)

Total shareholders' equity	426,407	384,102

Total liabilities and shareholders' equity	709,656	677,087

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	146,215	156,744	73,758	79,578	320,909
Cost of revenues	77,378	76,693	38,785	39,385	161,053

Gross profit	68,837	80,051	34,973	40,193	159,856

Operating expenses:
Research and development costs	15,672	15,199	8,118	7,522	28,859
Selling, general and administrative	24,037	24,451	11,922	11,796	49,499
Total operating expenses	39,709	39,650	20,040	19,318	78,358

Operating income	29,128	40,401	14,933	20,875	81,498

Financial income, net	10,864	860	5,754	227	6,690

Income before income taxes	39,992	41,261	20,687	21,102	88,188

Income tax expense	(4,208)	(3,700)	(2,148)	(1,919)	(8,239)

Net income	35,784	37,561	18,539	19,183	79,949

Earnings per share information:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share	0.80	0.86	0.42	0.44	1.81

Diluted net earnings per share	0.74	0.78	0.38	0.40	1.66

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	44,562	43,929	44,572	44,006	44,158

Diluted	48,531	48,150	48,628	48,153	48,229

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	35,784	37,561	18,539	19,183	79,949
Share-based compensation	6,520	5,592	3,326	2,927	10,523
Non-GAAP net income	42,304	43,153	21,865	22,110	90,472

Non–GAAP net income per diluted share		0.90		0.46	1.88
Gross margin on GAAP basis	47.1%	51.1%	47.4%	50.5%	49.8%
Reported gross profit on GAAP basis	68,837	80,051	34,973	40,193	159,856
Share-based compensation	807	628	415	326	1,217
Non- GAAP gross profit	69,644	80,679	35,388	40,519	161,073
Non-GAAP gross margin	47.6%	51.5%	48.0%	50.9%	50.2%

Reported operating income attributable to Camtek Ltd. on GAAP basis	29,128	40,401	14,933	20,875	70,898
Share-based compensation	6,520	5,592	3,326	2,927	5,815
Non-GAAP operating income	35,648	45,993	18,259	23,802	76,713